UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust # 811-22756 Kensington Managed Income Fund								Date examination completed: September 28, 2020

2. State identification Number:
AL	By Fund 58852No permit #	AK	By Fund 60090187	AZ	By Class Class A 90876 Class I 90871	AR	By Fund 60042617	CA	By Trust No Permit #	CO	By Trust 2013-52-250
CT	By Fund 1111484	DE	By Fund No permit #	DC	By Class Class A 60071084 Class C 60071986 Institutional 60071083	FL	None required	GA	By Trust SCMF049318	HI	By Fund Not registered
ID	By Fund 83878	IL	By Trust 60027229	IN	By Trust 13-00291C	IA	By Class Institutional I-107687	KS	By Fund 2019S0001740	KY	By Prospectus 60446221
LA	By Prospectus 178495	ME	By Class Class A 10062863	MD	By Class Class A SM20191409 Institutional SM20191408	MA	By Class Institutional Class A No permit #	MI	By Class Class A 992078 Institutional 992079	MN	By Trust R-55307.1

MS	By Class Class A 60085804 Institutional 60085805	MO	By FundR2019-0793	MT	By Class Institutional 268452	NE	By Class Institutional 118547	NV	By Fund No Permit #	NH	By Class Class A MF19-0083725 Class C MF20-0081674 Institutional MF20-0081284
NJ	By Prospectus Institutional & Class A BEM-8208 Class C	NM	By Class Institutional no permit	NY	By Fund S34-52-57	NC	By Trust GFAPT	ND	By Class Class A CS114 Institutional CS115	OH	By Prospectus BE1960236
OK	By Class Class C SE-2244025	OR	By Fund 2019-1218	PA	By Trust 213-02-070MF	RI	By Fund No Permit	SC	By Fund MF23227	SD	By Class Class A80207 Institutional 80205
TN	By Class Class A N2019B-0896 Institutional N2019B-0896	TX	By Class Class A C 125923 Class C C 126921 Institutional C 125922	UT	By Prospectus 007-5412-52	VT	By Class Institutional 6/28/19-18	VA	By Trust 183038	WA	By Class Class A 60085958 Institutional 60085957
WV	By Class Institutional 104978	WI	By Class Institutional 855493	WY	By Trust No permit #	PR	By Class Class A 58106-0 Institutional 58106-1	GU	By Trust No Permit #	VI	By Trust Not registered
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Kensington Managed Income Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 28, 2020

We, as members of management of Kensington Managed Income Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of June 30, 2020, and from March 31, 2020 (the date of our last examination), through June 30, 2020.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of June 30, 2020, and from March 31, 2020 (the date of our last examination), through June 30, 2020, with respect to securities reflected in the investment account of the Fund.

Kensington Managed Income Fund

/s/ Catherine Ayers-Rigsby

Principal Executive Officer

/s/ Christine Casares______

Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Kensington Managed Income Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of June 30, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of June 30, 2020, and with respect to agreement of security purchases and sales, for the period from March 31, 2020 (the date of our last examination), through June 30, 2020:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 2020, with respect to securities reflected in the investment account is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Chicago, Illinois

September 28, 2020